Exhibit 10.14

February 1, 2017

Dear Eric:

I am pleased to offer you the position of Executive Vice President, Corporate Development, reporting to me.

Your key responsibilities will be as follows:
•	Development and management of Emerald’s pipeline of acquisition and partnership opportunities
•	Working with other Emerald EVPs, SVPs and team members as they surface opportunities through their networks
•
Oversight of Emerald’s active M&A activities, including coordination of internal and external resources during due diligence and contract negotiations, as well as oversight of “Day 1 Planning” for the transactions, the transition of any employees, and tracking of any synergies or pro forma adjustments post-close

•	Over the medium term, development and execution of a strategy for Emerald to acquire or partner outside the U.S.A.
•	Additional responsibilities may also include post-closing transition and integration activities, and investor relations support

Set out below are the key elements of your compensation and benefits package.

Base Compensation:

You will receive a biweekly salary of $13,462.54 (an annual salary of $350,000 divided by 26 pay periods) less statutorily required deductions. Your base salary will increase by 10% on January 1, 2018 (to $385,000) and by a further 10% on January 1, 2019 (to $423,500); in both cases these increases will exceed the typical rate of increase our senior team has been awarded. Thereafter you will be considered for a salary increase as part of our regular annual compensation review consistent with that of other senior team members. Your salary will not be decreased at any time without your consent.

Annual Bonus:

Your annual bonus will be targeted at $350,000 and will be calculated as follows:

(i)
$275,000 will be paid if the company commits to deploy at least $60 million of cash on acquisitions in a given calendar year that are acceptable in nature and valuation to David Loechner and me. Your minimum annual bonus for this bonus component will be $175,000 and your maximum annual bonus for this component will be $475,000. Achieving a payout above or below target will be based on exceeding or not meeting the aforementioned $60 million in acquisition spend, with the ultimate payout determined, in good faith, by David Loechner and me, factoring in other considerations, including the number of transactions closed in the year. One Quarter (25%) of this component will be deferred and will be payable 50% at the end of each of the two subsequent calendar years as long as the base year’s acquired businesses substantially achieve in those subsequent years the financial objectives presented at the time of the acquisition. These subsequent payments will scale up or down based on the performance of those deals. David and I will be responsible for determining (with input from the Compensation Committee of Emerald’s Board), in good faith, the adjustments to the payments in any given year.

(ii)
$75,000 will be determined by Emerald’s Adjusted EBITDA performance for the year compared to the company’s approved Budget for that year, and payout will be calculated in the same manner in which it is calculated for other members of senior management. This component of your bonus will be pro-rated in 2017 based on your period of employment.

Your annual bonus target will not be decreased at any time without your consent.

Restricted Stock:

As a key member of Emerald’s senior management, following the planned IPO, under Onex’s controlling ownership or David’s and my continued leadership, you will receive restricted stock or other equity grants in an amount and on all material terms (including, without limitation, vesting periods) commensurate with Emerald Executive Vice Presidents.

If Emerald is sold by Onex to another financial sponsor we would expect that you will receive stock options or other equity-based compensation under the successor plan in an amount and on all material terms (including, without limitation, vesting periods and strike price) commensurate with Emerald Executive Vice Presidents.

If Emerald is neither listed on a public stock exchange nor sold by June 30, 2017, you will receive stock options under the current Emerald plan in an amount and on all material terms, with the exception of strike price (which will be the estimated fair market value at the issue date), commensurate with Emerald Executive Vice Presidents.

Health and Other Benefits:

As an Emerald employee, you will be eligible for all benefits currently offered to employees as of your first day of employment. A letter with enrollment instructions will be sent to you prior to your start date, and your elections must be made within 31 days following your start date. You will also be eligible to participate in our 401k retirement savings plan. Emerald will match 50% of the first 6% of your contributions, subject to the statutory maximum.

Vacation:

You will be eligible for 20 days of vacation per calendar year, plus Company holidays (note that there were 11 such days in 2016).

Place of Work:

You will be classified as a home-based employee. However, Emerald will provide you with a stipend of $1,500 per month to cover the reasonable costs of your current office (including, without limitation, rent, utilities, mobile telephone, data plan, office supplies) at [●]. You will not be required at any time during your employment to re-locate your place of employment without your consent. You will be reimbursed for all travel and entertainment business expenses in accordance with the standard Company policy.

Non-Compete:

Due to your senior position at the Company and the highly competitively sensitive information you will possess during the term of your employment for which the Company has a significant legitimate protectable interest, and in consideration of this offer of employment by the Company, you hereby agree to be subject to the Non-Compete (as defined below) during the following period (the “Restriction Period”): the term of your employment and for one year following your separation from the Company.

Severance and Release:

In the event of the termination of your employment by the Company, other than for Cause, you will be entitled to receive the all of the following severance payments:

(a)	twelve (12) months’ base salary compensation through bi-weekly salary continuation payments; and

(b)
(i) if your termination is later than June 30, 2017 but not later than December 31, 2017, a lump sum payment upon termination equal to one-half of your annual bonus target and the continuation of employee health benefits at the employee rate for a period of six (6) months after termination; or (ii) if your termination is later than December 31, 2017, a lump sum payment upon termination equal to your annual bonus target and the continuation of employee health benefits at the employee rate for a period of twelve (12) months after termination; and

(c)	any bonus amounts earned in earlier years and scheduled for future payment (under the provisions of paragraph (i) of the section entitled “Annual Bonus” above); and

(d)	a pro-rated (based on the % of the calendar year which occurs through your termination date) annual bonus (based on your bonus target) for the year in which the termination occurs;

provided, however, that you execute (and do not revoke) a release of claims with terms determined by the Company in its sole discretion (the “Release”). The Company may withhold from the severance payments all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling. The Release includes, but is not limited to, a complete general release and waiver of any and all claims against the Company and its affiliates up to the date of the Release.

Transition:

Emerald acknowledges that you currently have the specific outstanding commitments listed on Schedule A by virtue of your current position with Media Front Inc., and that some of those commitments may continue beyond the commencement of your employment with Emerald. Provided that your continued involvement with Media Front Inc. in that context does not interfere in any significant manner with the performance of your employment responsibilities for Emerald, Emerald will permit you continue your involvement until the existing commitments have been fulfilled in a professional manner. This permission shall supersede any contrary language contained in the Non-Compete.

Emerald further acknowledges that Media Front Inc. has been engaged with the prospective acquisition targets identified on Schedule B which Media Front Inc. intends to present to Emerald, and that those targets, if presented to Emerald as a pre-emptive opportunity and approved by Emerald, will be “Approved Prospects” under the existing Buyer Representation Agreement between Emerald and Media Front Inc., regardless of whether services are provided in connection therewith by Media Front Inc. pursuant to such Agreement or by you as an Emerald employee.

This offer is conditional upon successful completion of a background check provided by our third party vendor, HireRight. HireRight will contact you through email to sign a consent form and may ask for additional information. The background check may include prior employment and education verification. You will also be required to sign a Confidentiality Agreement and other standard on-boarding documents as a condition of employment.

The Immigration Reform and Control Act of 1986 requires employers to verify that all employees are legally authorized to work in the United States. Therefore, to comply with this law, you are required to complete the Employment Eligibility Verification Form 1-9. You are also required to provide the necessary documents listed on the form to establish your identity and employment eligibility.

If you have any questions about this offer, please don’t hesitate to contact me at 949-226-5714.

Please confirm your acceptance by signing and emailing this offer letter to me at philip.evans@emeraldexpo.com. We have tentatively agreed to your start date as March 6, 2017. We acknowledge and accept that you will be out of the country and not readily accessible during the period from March 14-22.

I look forward to working with you to continue to build Emerald into a leading global events company.

Sincerely,

/s/ Philip Evans
Philip Evans
CFO & Treasurer, Emerald Expositions

Agreed to and Accepted by:

/s/ Eric Lisman
Eric Lisman
Date: 2/2/17

For purposes of this letter agreement, “Non-Compete” shall mean that you agree that you shall not, during the Restriction Period, directly or indirectly, engage in, own, control, manage, operate, endorse, support, be employed by, perform services for, consult with, solicit business for, broker, participate in, provide or facilitate any financing for, be connected with the management or operation of, have any financial interest in, or otherwise be affiliated with a Competitive Business (as defined below) anywhere in the World (the “Territory”) without the written consent of the Company. “Competitive Business” means any exhibitions, trade shows, conferences, events, seminars, publications, e-newsletters, or digital or other media or information services that compete with any exhibitions, trade shows, conferences, events, seminars, publications, e-newsletters, or digital or other media or information services owned or operated by Emerald. The foregoing shall not restrict you in any manner in regard to (a) any owner of a Competitive Business, provided that your involvement with such party is limited to properties that do not constitute a Competitive Business, and provided that your involvement is not related to a property that Emerald had internally discussed acquiring within the twelve months prior to your termination; (b) representing a Competitive Business in connection with a proposed sale, provided that you give Emerald the opportunity to participate in the sale process on terms that are no less favorable in all material respects than the terms offered to other potential acquirers. During the Restriction Period, upon reasonable request of the Company, you shall notify the Company of your then-current employment status.

For purposes of this letter agreement, “Cause” shall mean (i) your indictment for, or conviction or entry of a plea of guilty or nolo contendere to (A) any felony or (B) any crime (whether or not a felony) involving moral turpitude, fraud, theft, breach of trust or other similar acts, whether of the United States or any state thereof or any similar foreign law to which you may be subject, (ii) your being or having been engaged in conduct constituting breach of fiduciary duty, willful misconduct or gross negligence relating to the Company or the performance of your duties, (iii) your willful failure to (A) follow a reasonable and lawful directive of the Company which is consistent with your employment position or (B) comply with any reasonable and lawful written rules, regulations, policies or procedures of the Company which, if not complied with, would reasonably be expected to have more than a de minimis adverse effect on the business or financial condition of the Company, (iv) your violation of any non-disclosure, non-solicitation or non-competition covenant in any agreement to which you are subject with the Company, or (v) your deliberate and continued failure, after notice and a reasonable opportunity to cure, to perform your material duties to the Company.